SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2011
DIVISION OF MARKET REGULATION

UNITED S
SECURITIES AND EXCH
Washington,

11017081

OMB APPROVAL	
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CMC 3/2/11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curtis Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Isdaner & Co.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

CURTIS SECURITIES, LLC

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2010 AND 2009
&
SUPPLEMENTARY INFORMATION

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

TABLE OF CONTENTS

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Member
Curtis Securities, LLC
One Liberty Place
1650 Market Street, Suite 4400
Philadelphia, PA 19103

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Curtis Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Curtis Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Curtis Securities, LLC's management is responsible for Curtis Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

CURTIS SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Cash	$ 54,588	$ 237,135
Accounts receivable	16,451	17,838
Prepaid expenses	6,713	6,246
Due from ParenteBeard Holdings, LLC	40,900	-
TOTAL	$ 118,652	$ 261,219
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Amounts due to affiliates:		
Curtis Financial Group, LLC	$ 10,790	$ 25,437
ParenteBeard LLC	7,791	-
Total liabilities	18,581	25,437
Member's equity	100,071	235,782
TOTAL	$ 118,652	$ 261,219

See Notes to Financial Statements.

CURTIS SECURITIES, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	**2009**
Revenues:		
Investment banking fees	$625,387	$287,174
Other	2,352	2,352
Total revenues	627,739	289,526
Expenses:		
Member expense reimbursements	717,555	708,091
Other expenses	31,138	36,649
Licenses, fees, and dues	9,489	8,655
Professional and consulting fees	5,268	5,878
Total expenses	763,450	759,273
Net loss	($135,711)	($469,747)

See Notes to Financial Statements.

CURTIS SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Balance, January 1, 2009	$705,529
Net loss	(469,747)
Balance, December 31, 2009	235,782
Net loss	(135,711)
Balance, December 31, 2010	$100,071

See Notes to Financial Statements.

CURTIS SECURITIES, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash flows from operating activities::		
Net loss	($135,711)	($469,747)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Change in assets and liabilities:		
Accounts receivable	1,387	602,162
Prepaid expenses	(467)	8,624
Amounts due to affiliates	(6,856)	(52,570)
Total adjustments	(5,936)	558,216
Net cash (used in) provided by operating activities	(141,647)	88,469
Cash flows from investing activities:		
(Increase) decrease in due from:		
ParenteBeard Holdings, LLC	(40,900)	-
Curtis Financial Advisors, LLC	-	202
Net cash (used in) provided by investing activities	(40,900)	202
Net (decrease) increase in cash	(182,547)	88,671
Cash, beginning	237,135	148,464
Cash, ending	$ 54,588	$237,135

See Notes to Financial Statements.

CURTIS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Curtis Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's sole member is Curtis Financial Group, LLC ("CFG"). The Company operates in the brokerage and investment advisory industry primarily in the eastern United States.

REVENUE RECOGNITION

Advisory fees from consulting and investment banking activities are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement.

ACCOUNTS RECEIVABLE

Accounts receivable are reported at amounts management expects to collect on balances outstanding at year-end. Accounts are charged to bad debt expense when deemed uncollectible based upon a periodic review of individual accounts. Accounts receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

INCOME TAXES

Income taxes related to income earned by the Company represent obligations of the member and are not included in the accompanying financial statements. FASB Accounting Standards Codification (ASC) 740 addresses the accounting for uncertainty in income taxes and establishes for all entities, including pass-through entities such as the Company, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction). The Company recognizes tax benefits only if it is more likely than not that a tax position (including the Company's assertion of its pass-through status) will be sustained upon examination. No liability for unrecognized tax benefits was recorded as of December 31, 2010.

The Company's federal and Pennsylvania income tax returns are no longer subject to examination by federal or Commonwealth of Pennsylvania taxing authorities for years before 2007.

Subsequent Events

The Company evaluated subsequent events for recognition or disclosure through February 18, 2011, the date the financial statements were available to be issued.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

The Company is charged by CFG for directly providing a variety of services, including personnel and management, facilities operation and office administration. Charges for personnel services are based on actual payroll costs for time spent on Company activities plus an agreed-upon profit. Charges for other direct and third-party services represent a portion of actual direct and overhead expenses incurred by CFG and are allocated to the Company based primarily on the estimated relative time commitments of the applicable personnel. Total CFG charges were $717,555 in 2010 and $708,091 in 2009.

At December 31, 2010, ParenteBeard Holdings, LLC owed the Company $40,900. At December 31, 2010 and 2009, the Company owed CFG $10,790 and $25,437, respectively. At December 31, 2010, the Company owed ParenteBeard LLC $7,791.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $36,007 which was $31,007 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.52 to 1.0 at December 31, 2010.

4. Exemptive Provisions Of Rule 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under Section (k)(2)(i), which states that the provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds, and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Curtis Securities, LLC".

SUPPLEMENTARY INFORMATION

CURTIS SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$100,071
Deductions and/or charges::	
Nonallowable assets:	
Accounts receivable	16,451
Prepaid expenses	6,713
Due from ParenteBeard Holdings, LLC	40,900
Total	64,064
Net capital before haircuts on securities positions	36,007
Haircuts on securities	-
Net capital	$36,007

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities:	
Amounts due to affiliates:	
Curtis Financial Group, LLC	$10,790
ParenteBeard LLC	7,791
Total aggregate indebtedness	$18,581

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Regulatory minimum	$ 5,000
Calculated minimum based on aggregate indebtedness	$ 1,239
Required capital	$ 5,000
Net capital in excess of requirement	$31,007
Ratio of aggregate indebtedness to net capital	0.52 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

Included in Part II of Form X-17A-5 as of December 31, 2010:	
Net capital, as reported in Company's Part II (unaudited) Focus report	$36,007
Net audit adjustments	-
Net capital, per above	$36,007

See Notes to Financial Statements.

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Member
Curtis Securities, LLC

In planning and performing our audit of the financial statements of Curtis Securities, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Isdoner & Company, LLC

February 18, 2011

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Member
Curtis Securities, LLC

We have audited the accompanying statement of financial condition of Curtis Securities, LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Curtis Securities, LLC as of December 31, 2009, were audited by other auditors whose report dated February 16, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the financial position of Curtis Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Isdaner & Company, LLC

February 18, 2011

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Isdaner & Company, LLC

February 18, 2011